Exhibit 17.2

June 24, 2024

Dr. Chris Xu,

Chair, Board of Directors

Themogenesis Holdings, Inc.

2711 Citrus Road

Rancho Cordova, CA 95742

CXu@Thermogenesis.com

Re:	My Resignation as an Independent Board Member

Dear Dr. Xu,

There have been quite a few developments in the past few days regarding the resignation of the independent board members. Even though the independent board members as a whole were represented by counsel, I did not always agree with the positions taken by the counsel and/or other independent board remembers, especially the reasons for their resignation. Because of the conflicts developed, I believe that it is time for me to resign from the position as an independent board member of the Thermogenesis Holdings, Inc.

It is my pleasure to serve as an independent board member. I do wish the future success of the company under the leadership of a new board. If I can be of any further help in the future, please feel free to let me know. I will be more than happy to consider the new opportunity as it comes.

Sincerely,

/s/ James Xu

James Xu

DBA, PsyD

cc: Curt Creely, Corporate Counsel, at ccreely@foley.com